American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

June 1, 2012

VIA EDGAR And E-MAIL

Daniel L. Gordon, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

RE:	American Capital Agency Corp.
Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
(File No. 001-34057)

Dear Mr. Gordon:

American Capital Agency Corp. (the “Company”) hereby submits the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your May 21, 2012, letter to the Company (the “Comment Letter”). To assist your review, we have set forth the comments of the Staff followed by the Company's response thereto in each numbered paragraph. Capitalized terms not defined herein have the meaning set forth in the 10-K.

Item 1. Business, page 2

Our Financing Strategy, page 6

1.
We note the disclosure throughout regarding the risk of margin calls. In future Exchange Act periodic reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

Daniel L. Gordon
June 1, 2012

In response to the Staff's comment, the Company will include such additional disclosure regarding the mechanics by which its lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided, in its future Exchange Act periodic reports.

Economic Interest Expense and Cost of Funds, page 49

2.
We note your disclosure of weighted average pay rate on swaps. In future Exchange Act reports, please discuss any material trends in your weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

In response to the Staff's comment, the Company will discuss any material trends in its weighted average pay rate that it believes are reasonably likely to impact financial performance in a material way in future periods in its future Exchange Act periodic reports.

Note 2. Summary of Significant Accounting Policies, page 69

Repurchase Agreements, page 71

3.
We note that you have entered into a significant amount of repurchase agreements. Please advise us if any of your transactions are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

The Company evaluates each of its purchase and repurchase financing transactions pursuant to the criteria established under ASC 860. Because the Company's investment portfolio primarily consists of agency MBS, which are highly liquid and readily financeable through the Company's numerous repurchase agreement counterparties, there has not been an economic benefit to the Company contemporaneously, or in contemplation of one another, to purchase securities from and to obtain financing with the same counterparty from whom the securities were purchased. Accordingly, the Company confirms that as disclosed in Note 2 on page 71 of the 10-K, it accounts for repurchase transactions as collateralized financing transactions, which are carried at their contractual amounts, including accrued interest, as specified in the respective transactions. Based on the above, we believe the Company's current disclosure is appropriate and most relevant to users of its financial statements.

Note 4. Repurchase Agreements and Other Debt, page 81

4.	Please tell us how your disclosure complies with Rule 4-08(m)(1)(ii)(A) of Regulation S-X.

Daniel L. Gordon
June 1, 2012

The Company provides disclosure responsive to Rule 4-08(m)(1)(ii)(A) of Regulation S-X in the tables on pages 79, 80 and 81 of the 10-K.

In the tables on pages 79 and 80, the Company discloses the types of securities or assets sold under repurchase agreements, the carrying amount and market value of the assets sold under repurchase agreements, including accrued interest, and the repurchase liability associated with such transaction, as of December 31, 2011, maturing in 30 days or less, 31 to 59 days, 60 to 90 days, and greater than 90 days. The Company confirms that as of December 31, 2011, it does not have cash or other deposits pledged under repurchase agreements and the Company has only an immaterial amount of repurchase agreements maturing overnight (0.2%) and has no repurchase agreements due on demand.

In the table on page 81 of the 10-K, the Company discloses its repurchase agreements by maturity dates and the average interest rates thereon as of December 31, 2011. The Company did not disclose the maturity dates and average interest rates segregated as to type of securities or assets pledged (i.e. agency MBS and U.S. Treasury securities) because substantially all of the Company's pledged collateral under its repurchase agreements consists of agency MBS.

Exhibits

5.
We note your statement on page 95 that the asterisk denotes documents that have been “fully or partly previously filed.” Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction No. 1 to Item 601 of Regulation S-K. Please tell us whether you have incorporated incomplete exhibits.

The Company confirms that it has not incorporated any incomplete exhibits.

* * * * *

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon
June 1, 2012

* * * * *

We hope this letter addresses the Staff's questions and comments. If we can be of assistance in facilitating the Staff's review of our responses to the Comment Letter, please contact Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary

cc:        Kristi Marrone
Duc Dang

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